Exhibit 99.1

NeuroSense Announces Pricing of $4.5 Million Registered Direct Offering and Concurrent Private Placement

CAMBRIDGE, Mass., June 22, 2023 /PRNewswire/ -- NeuroSense Therapeutics Ltd. (Nasdaq: NRSN) (“NeuroSense”), a company developing treatments for severe neurodegenerative diseases, today announced it has entered into a securities purchase agreement with a single health-care focused institutional investor for the purchase and sale of 3,000,000 ordinary shares (or ordinary share equivalents in lieu thereof) in a registered direct offering and ordinary warrants to purchase up to 3,000,000 ordinary shares in a concurrent private placement (together with the registered direct offering, the “offering”) at a combined purchase price of $1.50. The ordinary warrants issued pursuant to the concurrent private placement will have an exercise price of $1.50 per ordinary share, will be immediately exercisable and will expire 5 years from the initial exercise date.

The closing of the offering is expected to occur on or about June 26, 2023, subject to the satisfaction of customary closing conditions. The gross proceeds from the offering are expected to be approximately $4.5 million, excluding any proceeds that may be received upon the exercise of the warrants, before deducting placement agent fees and other offering expenses payable by the Company. The Company intends to use the net proceeds of this offering to advance the clinical development of its lead product candidate, PrimeC for ALS, for the clinical development and preclinical and clinical research and development in support of potential investigational new drug applications for Alzheimer’s disease, for Parkinson’s disease and for other indications, for future research and development of new product candidates and for working capital and general corporate purposes.

A.G.P./Alliance Global Partners is acting as sole placement agent for the offering.

The ordinary shares and ordinary share equivalents in lieu thereof will be issued in a registered direct offering pursuant to an effective shelf registration statement on Form F-3 (File No. 333-269306) previously filed with the U.S. Securities and Exchange Commission (the “SEC”), under the Securities Act of 1933, as amended (the “Securities Act”), and declared effective by the SEC on January 30, 2023. The ordinary warrants will be issued in a concurrent private placement. A prospectus supplement describing the terms of the proposed registered direct offering will be filed with the SEC and once filed, will be available on the SEC’s website located at http://www.sec.gov. Electronic copies of the prospectus supplement may be obtained, when available, from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com.

The private placement of the ordinary warrants will be made in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act and/or Regulation D thereunder. Accordingly, the securities issued in the concurrent private placement may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About NeuroSense

NeuroSense Therapeutics, Ltd. is a clinical-stage biotechnology company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases. NeuroSense believes that these diseases, which include amyotrophic lateral sclerosis (ALS), Alzheimer’s disease and Parkinson’s disease, among others, represent one of the most significant unmet medical needs of our time, with limited effective therapeutic options available for patients to date. Due to the complexity of neurodegenerative diseases and based on strong scientific research on a large panel of related biomarkers, NeuroSense’s strategy is to develop combined therapies targeting multiple pathways associated with these diseases.

For additional information, we invite you to visit our website and follow us on LinkedIn and Twitter.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on NeuroSense’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the closing of the proposed offering, and the timing of top-line results of, and the results of, the PARADIGM clinical trial and statements regarding the co-development of our PD assets with collaborators with a core focus on PD. Further, forward-looking statements are subject to a number of risks and uncertainties as a result of which actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. These risks include a delay in the reporting of top-line results from PARADIGM clinical trial; the risk that the results of the trial will not be as anticipated; a delay in commencement of our Phase 2 study in AD; the risk that the final results of PD Biomarker Study will not be consistent with the preliminary results; the risk that we will not be successful in signing co-development agreement or other agreements with collaborators with a core focus on PD risks relating to NeuroSense’s PrimeC development programs; the potential for PrimeC to safely and effectively target ALS; the potential for PrimeC to safely and effectively target ALS; preclinical and clinical data for PrimeC; the timing of current and future clinical trials, timing for reporting data; cash runway estimates; the nature, strategy and focus of NeuroSense and further updates with respect thereto; the development and commercial potential of any product candidates of NeuroSense; and that expenses for the remainder of 2023 will be higher than expected and other risks and uncertainties set forth in NeuroSense’s filings with the Securities and Exchange Commission (SEC), including NeuroSense’s Annual Report on Form 20-F filed with the SEC on March 22, 2023. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense undertakes no duty to update such information except as required under applicable law.

For further information: Email: info@neurosense-tx.com, Tel: +972 (0)9 799 6183